

July 29, 2011

Via E-mail
Ms. Lynda R. Keeton-Cardno
Principal Financial Officer
Tara Minerals Corp.
2162 Acorn Court
Wheaton, Illinois 60189

> **Re:** **Tara Minerals Corp.**
> **Form 10-K**
> **Filed April 15, 2011**
> **File No. 333-143512**

Dear Ms. Keeton-Cardno:

We have reviewed your response letter dated July 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Consolidated Balance Sheets

1. We note from your response to our prior comment one that an independent valuation study was performed to support the carrying value of the concessions and not to determine what the mineral reserves are or what the potential future cash flow will be for each concession. However, we believe that since you have disclosed that the mines are not in full production and you have not determined what mineral reserves are on the property, you are considered to be in the development and exploration phase and any costs to develop and explore the mining properties should be expensed rather than capitalized as "mining concessions." If any of the costs capitalized as "mining concessions" relate to proven and declared reserves, please explain to us the nature of those costs and how you are currently accounting for them. Otherwise, we believe that

the mining reserves asset should be written off as of December 31, 2010. Please revise accordingly.

Note 4. Income Taxes, page 35

2. We note from your response to our prior comment two that your belief that it is more likely than not that the deferred tax asset will be fully utilized in profitable years is based on the 2011 decision by management to focus on engaging in joint ventures at the Tara Minerals level. However, we do not believe that your explanation provides substantive evidence, as of December 31, 2010, that indicates you will generate a material amount of revenues and net earnings in the upcoming period. Please revise to include a valuation allowance against this deferred tax asset as appropriate, or alternatively provide us more detail as to why you believe it is more likely than not that your deferred tax assets will be realized given the Company's lack of material revenues and your history of operating losses.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief